UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KongZhong Corporation

(Name of Issuer)

Ordinary shares, par value $0.0000005 per share

(Title of Class of Securities)

50047P104

(CUSIP Number)

February 22, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 50047P104	13G	Page 2 of 10 Pages

(1)	NAMES OF REPORTING PERSONS Diamondback Master Fund, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.89%
(12)	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 50047P104	13G	Page 3 of 10 Pages

(1)	NAMES OF REPORTING PERSONS Diamondback Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.89%
(12)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 50047P104	13G	Page 4 of 10 Pages

(1)	NAMES OF REPORTING PERSONS DBCM Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,808,525 American Depositary Shares, each representing 40 ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.89%
(12)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 50047P104	13G	Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer

KongZhong Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

35th Floor, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, China 100044

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Diamondback Master Fund, Ltd.

c/o Ogier Fiduciary Services (Cayman) Ltd.

89 Nexus Way, Camana Bay

Grand Cayman KY1-9007

Citizenship: Cayman Islands, British West Indies

Diamondback Capital Management, LLC

One Landmark Square, 15th Floor

Stamford, CT 06901

Citizenship: State of Delaware

DBCM Partners, LLC

One Landmark Square, 15th Floor

Stamford, CT 06901

Citizenship: State of Delaware

Item 2(d)	Title of Class of Securities

Ordinary shares, $0.0000005 par value (“Ordinary Shares”)

Item 2(e)	CUSIP Number

50047P104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 50047P104	13G	Page 6 of 10 Pages

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on behalf of the Reporting Persons on March 1, 2012, with respect to the beneficial ownership of 1,808,525 American Depositary Shares representing 72,341,000 Ordinary Shares of the Company (the “ADSs”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

As of February 22, 2012, the date of event which requires filing of this Amendment, (i) Diamondback Master Fund, Ltd. beneficially owned the ADSs, and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC could be deemed the beneficial owner of the ADSs beneficially owned by Diamondback Master Fund, Ltd.

Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Lawrence Sapanski and Richard H. Schimel (the “Diamondback Principals”) serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the Ordinary Shares owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the Ordinary Shares owned by Diamondback Master Fund, Ltd.

(b)	Percent of class:

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on June 27, 2011, indicated that the total number of outstanding Ordinary Shares of the Company as of December 31, 2010, was 1,510,906,573. The Company filed Form 6-K on February 22, 2012, stating that, as of January 31, 2012, the Company had repurchased 803,000 American Depositary Shares, representing 32,130,000 million Ordinary Shares. As a result of the Company’s repurchase of such 803,000 American Depositary Shares, as of January 31, 2012, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC could

CUSIP No. 50047P104	13G	Page 7 of 10 Pages

be deemed to have beneficially owned 5.05% of the outstanding Ordinary Shares. Later on February 22, 2012, Diamondback Master Fund Ltd. sold 57,600 American Depositary Shares representing 2,304,000 Ordinary Shares, so that Diamondback Master Fund, Ltd. directly owned, and each of Diamondback Capital Management, LLC and DBCM Partners, LLC could be deemed to beneficially own, 4.89% of the outstanding Ordinary Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit I.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing

CUSIP No. 50047P104	13G	Page 8 of 10 Pages

the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 12, 2013, by and among Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC

CUSIP No. 50047P104	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2013

DIAMONDBACK MASTER FUND, LTD.		DIAMONDBACK CAPITAL MANAGEMENT, LLC

By:	/s/ John Hagarty	By:	/s/ Bentley J. Anderson
Name:	John Hagarty	Name:	Bentley J. Anderson
Title:	Chief Operating Officer	Title:	Co-General Counsel and Chief Compliance Office

DBCM PARTNERS, LLC

By:	/s/ Richard Schimel
Name:	Richard Schimel
Title:	Managing Member